200 East Randolph Drive
Chicago, Illinois 60601

James S. Rowe		Facsimile:
To Call Writer Directly:	312 861-2000	312 660-0115
312 861-2191
jrowe@kirkland.com	www.kirkland.com

December 8, 2004

VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 3-09
Attention: Mr. Albert C. Lee

Re:	SeaBright Insurance Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File Number 333-119111

Ladies and Gentlemen:

     SeaBright Insurance Holdings, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment”).

     On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated December 2, 2004. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 2 to the Registration Statement on Form S-1 filed on November 22, 2004. References to page numbers in our responses are to page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

FORM S-1

Unaudited Pro Forma Financial Information

Notes to Unaudited Pro Forma Statement of Operations, page 35

1.	Consistent with your response to comment 9, please expand your disclosures to clarify that the terms and conditions of your reinsurance treaties would likely have been similar

London	Los Angeles	New York	San Francisco	Washington, D.C.

Securities and Exchange Commission
December 8, 2004

to the terms of the Predecessor’s external reinsurance at that time. Please highlight any differences between the Predecessor reinsurance treaties in place at the time the related premium and expense were recognized and the Company’s current reinsurance arrangements.

Response: We have made the requested revisions. Please see the “Notes to Unaudited Pro Forma Statement of Operations” on page 35 of the Amendment. We note to the Staff that, effective October 1, 2004, the Company has a new reinsurance treaty program in place which expires on October 1, 2005. The terms of the new reinsurance treaty program are described under “Business—Reinsurance” on pages 80 and 81 of the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Measures, page 40

2.	Please refer to your revised disclosures in response to comment 11. Please expand your disclosure to discuss the unique variables effecting estimation of your unpaid loss and loss adjustment expense liabilities and a sensitivity analysis disclosing the effects of reasonably likely changes in one or more of those variables on the liability and reported results of operations. For example, what impact will a reasonably likely change in your assumption of claim inflation have on the liability and future earnings?

Response: We have made the requested revisions. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures” on page 43 of the Amendment.

Securities and Exchange Commission
December 8, 2004

Results of Operations

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Underwriting Expenses, page 50

3.	Refer to your response to comment 14. We note your statement that the Predecessor’s historical underwriting and other expenses do not include an allocation of corporate overhead and other costs incurred by the former parent on Predecessor’s behalf. Please revise the combined financial statements of the Predecessor to include all expenses that the former parent incurred on the Predecessor’s behalf. Please refer to SAB Topic 1.B.1.

Response: To clarify our response to Comment No. 14 in the Staff’s previous comment letter dated November 18, 2004, the Company is not aware of any costs incurred by the parent on the predecessor’s behalf that were not charged to the predecessor, and therefore there were no costs allocated.

Distribution, page 64

4.	We note your response to comment 16 and your statement, “[n]one of these brokers has advised the Company that they will be implementing a change in their fee arrangements with the Company.” We understand that Marsh & McLennan will no longer be using certain fee arrangements with insurance carriers. Please reconcile our understanding and your statement with regard to Marsh USA, Inc.

Response: The Company understands from public sources that Marsh & McLennan plans to discontinue participation in contingent commission plans. However, none of the Marsh & McLennan companies participates in the Company’s broker bonus program. Marsh USA, Inc., an indirect subsidiary of Marsh & McLennan Companies, Inc., is a producer authorized by the Company to submit business and is paid standard commission on collected premiums. These commissions are determined by the Company when it issues a quote for each proposed policy.

     In our response to Comment No. 16 in the Staff’s previous comment letter dated November 18, 2004, we identified four brokers as providing more than 5% of the Company’s total premiums written. Of these four brokers, only Willis and Calco Insurance Brokers participate in the Company’s broker bonus program. Neither of these brokers has informed the Company that they will be implementing a change in their fee arrangements under the Company’s broker bonus program.

Securities and Exchange Commission
December 8, 2004

Loss Reserves, pages 72-76

5.	Refer to your response to comment 17. Since the Company remains ultimately liable for reinsured policies, the various protective arrangements minimize but do not eliminate the Company’s exposure to past business underwritten by KEIC. In addition, we note new risk factor disclosure that describes LMC’s significant operating difficulties and deteriorating financial condition and the risk that the Company could lose the LMC protective arrangements. In view of these factors and the Predecessor’s historical volatility in loss development, we believe that the Company’s ultimate liability has not been adequately portrayed in these sections. Please expand the existing disclosure as follows, so that an investor can better understand all factors in evaluating the degree to which past loss development is indicative of future loss development.

•	Describe KEIC’s historical loss development experience, including the duration of its development period and its reserve redundancy/deficiency, and the relevance of this information to an investor’s evaluation of the KEIC reserve run-off.

•	Describe more specifically how the Company’s arrangements to limit exposure address its ultimate exposure relating to the KEIC reserve run-off.

•	Describe how the KEIC reserve run-off and the Company’s future recoveries under the arrangements to limit exposure are affected by LMC’s financial difficulties.

•	Discuss the Company’s maximum dollar exposure at September 30, 2004, assuming LMC is placed into receivership. This discussion should link the relevant features of the arrangements to limit exposure (e.g. collateralized reinsurance trust and $4 million escrow) with the expected run-off of KEIC’s reserves. We note that the $4 million escrow expires in two years.

Response: We have made the requested revisions. Please see the new section entitled “—KEIC Loss Reserves” on pages 76 through 78 of the Amendment.

6.	We acknowledge your response to comment 18 to present the Analysis of Loss Reserve Development on a GAAP basis in the next amendment.

Response: As indicated in our previous response letter, we have revised the Analysis of Loss Reserve Development table in the Amendment to present the data in accordance with GAAP. Please see “Business—Loss Reserves—Loss Development” on pages 74 and 75 of the Amendment.

Securities and Exchange Commission
December 8, 2004

Reinsurance, pages 78-79

7.	The new disclosure in this section regarding the Company’s excess of loss reinsurance treaty program appears to differ from the related terms described in Note 7. Please revise the Company’s reinsurance footnotes to reflect this new information.

Response: We note to the Staff that the reinsurance descriptions under “Business—Reinsurance” and in Note 7 relate to separate reinsurance treaty programs. The reinsurance treaty program described in Note 7 expired on October 1, 2004, at which time a new reinsurance treaty program became effective. The new reinsurance treaty program, which is currently effective, expires on October 1, 2005 and is described under “Business—Reinsurance” on pages 80 and 81 of the Amendment.

Note 16, Intangible Assets, page F-22

8.	Refer to your response to comment 23. You state that the renewal rights represent a “valuable asset” given the renewal nature of your business and that the Eagle Companies began writing workers’ compensation insurance almost 20 years ago. You determined the value of renewal rights based on the present value of the related after tax cash flows over the expected life of the renewal rights. These factors and your valuation approach appear to imply a value in excess of annual earnings. Yet the renewal rights represent only 16% of pro forma 2003 net income. Please explain this inconsistency and provide us with your fair value calculation of the renewal rights. Tell us the factors that you considered in establishing the assumption of the expected life of renewal rights used in this valuation.

Response: The valuation method used by the Company to value the renewal rights, which the Company believes is both reasonable and appropriate, does not imply a value in excess of annual earnings, and in fact resulted in a valuation of the renewal rights that is substantially less than annual earnings. In determining the fair value of the renewal rights, the Company utilized the income approach in order to estimate the value a willing buyer would pay for the renewal rights. The income approach focuses on the income-producing capability of the asset. The underlying premise of this approach is that the value of an asset can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the subject asset (i.e., the present value of after tax cash flows). The renewal rights are a valuable asset because they are an integral component of the overall value of the business acquired. However, consistent with the guidance in SFAS No. 141, “Business Combinations,” and the AICPA practice aid, “Assets Acquired in a Business Combination to be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries Activities,” the

Securities and Exchange Commission
December 8, 2004

Company did not take into account any anticipated buyer-specific synergies or strategic benefits in determining the fair value of the renewal rights, which are considered a separate intangible asset, similar to a customer list.

    Among the key assumptions used to determine the fair value of the renewal rights were the following:

•	premium written to surplus ratio of 2:1 to determine required capital,

•	premium attrition rate of 15% annually over six years,

•	loss and loss adjustment expenses of 70% of net premiums earned,

•	commissions and other underwriting expenses of 20% of net premiums written,

•	gross cost of capital of 11.5%, reduced by investment earnings,

•	effective tax rate of 35% and

•	present value discount factor of 11.5%.

These assumptions were based upon management’s best estimate considering all relevant factors. The premium attrition rate and life of the renewals were also based upon management’s experience with previous renewal rights acquisitions.

     The Company used the income approach in the valuation of renewal rights in order to determine the future dividend (cash) paying ability of the renewal rights, as the Company believes this is a reasonable estimate of what a third party would pay for the renewal rights of an insurance company. In estimating the amount of cash generated by the renewal rights, the Company considered the cost of capital required to support its premium writings and the statutory net income and surplus available to pay dividends. For these purposes, the Company assumed that it would maintain a net premiums written to surplus ratio of 2 to 1, which the Company believes is a reasonable assumption for valuing the cost of capital for renewal rights for a workers’ compensation insurance company.

     The combination of these assumptions, together with the need to calculate distributable income on a statutory basis given statutory limitations on the payment of dividends, resulted in substantial negative distributable cash for the first year, i.e., the cash required to be invested substantially exceeded the cash outflows generated by asset. Although there is positive after-tax cash flow in subsequent years, on a statutory basis, because of the substantial negative distributable cash flow in the first year, on a cumulative basis, there was no distributable after-tax cash flows until year five. As a result, the present value of the future cash flows over the estimated life of the renewals reflected an estimated fair value that is substantially less than annual earnings.

     In addition, the Company does not believe that it is appropriate to compare the pro forma net earnings for 2003 to estimated cash flows for the purpose of determining the fair value of the renewal rights, for the following reasons:

•	The pro forma financial statements are based on results of operations of a fully operational company, which would include synergies and other benefits created by the combination of a buyer’s and seller’s net assets and businesses, i.e., the pro forma net earnings reflect the “core goodwill” of the Company, as described in paragraph B102 of SFAS No. 141;

Securities and Exchange Commission
December 8, 2004

•	The pro forma financial results include service income that is not associated with the renewal rights; and

•	The pro forma financial results do not include a charge for the cost of capital necessary to support the premium associated with the renewal rights. Such charge was an important element of the valuation of the renewal rights.

For all of these reasons, it is not inconsistent that these factors and the Company’s valuation approach result in a value substantially less than annual earnings or that the value of the renewal rights represents only 16% of pro forma net earnings for 2003.

9.	We note the reference to the use of an outside third party valuation firm to develop the valuation of the renewal rights. The reference to the use of an outside third party valuation firm equates to the use of a valuation expert. Delete this reference or name the valuation firm and provide the consent of the valuation firm in the registration statement.

Response: In response to the Staff’s comment, we have deleted the reference to the outside third party valuation firm in Note 16. Please see page F-22 of the Amendment.

* * * * *

Securities and Exchange Commission
December 8, 2004

     Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

Sincerely,

James S. Rowe

cc: John G. Pasqualetto
SeaBright Insurance Holdings, Inc.